SECURITIES AND EXCHANGE COMMISSION
                     Washington D.C.  20549


                                FORM 11-K
                              ANNUAL REPORT
                     Pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934





     [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
         For the fiscal year ended December 31, 1995

                                    OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
         For the transition period from ________ to ________

         Commission file number     1-8570

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


             CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING,
           INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                 CIRCUS CIRCUS ENTERPRISES, INC.
                 2880 Las Vegas Boulevard South
                 Las Vegas, Nevada  89109-1120


In accordance with General Instruction A to Form 11-K, the Plan, which is subject to the Employee Retirement Income Security Act of 1974, will, by amendment to this report, file the Financial Statements and schedules required to be included herein within 180 days after the Plan's fiscal year end.


                          SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                              Circus Circus Enterprises, Inc.,
                              as Plan Administrator of the
                              Circus Circus Employees' Profit
                              Sharing, Investment and Employee
                              Stock Ownership Plan



                           By CLYDE T. TURNER
                              Clyde T. Turner
                              Chairman of the Board and
                              Chief Executive Officer



March 25, 1996